SanDisk Corporation
601 McCarthy Boulevard
Milpitas, CA 95035-7932
Phone: 408-801-1000
Fax: 408-801-8657

August 6, 2010

VIA EDGAR

Mr. Mark P. Shuman
Branch Chief—Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:  SanDisk Corporation
    Definitive Proxy Statement on Schedule 14A
    Filed April 22, 2010
    File Number 000-26734

Dear Mr. Shuman:

Thank you for your letters, dated July 9, 2010 and your request for additional clarification on July 23, 2010, regarding the Definitive Proxy Statement on Schedule 14A relating to the 2010 Annual Meeting (the “2010 Proxy Statement”) of SanDisk Corporation (the “Company”).  We have provided responses to each of the comments raised in your letter below.

For your convenience, the Staff’s comments are displayed in bold text below in the order set out in your letter, dated July 23, 2010.

Annual Cash Incentive Award, page 29

1.    We note your response to prior comment 5, in which we asked you to provide disclosure as to how you calculated non-GAAP pre-tax income.  In your response, you referred us to Item 7 of Part II of your Form 10-K.  However, that item does not appear to reference non-GAAP pre-tax income, or to set forth how this measure is calculated from your audited financial statements.  Please respond to our comment with greater specificity, and tell us how you will describe this measure to investors in future filings.

Response:

Pages 46-48 of our 10-K included a discussion of the non-GAAP financial measures used by the Company.  The table on page 46 showed how the Company’s non-GAAP net income was derived from the Company’s GAAP-basis net income and showed how the corresponding per-share amount was derived.  The discussion following the table included a description of the adjustments shown in the table, including the income tax adjustment.  We respectfully submit to the staff that in all future filings, we will include a reconciliation of all non-GAAP measures to GAAP measures in our proxy, including, if applicable, pre-tax income.  The reconciliation provided will be part of our Form 10-K filing or as additional supplemental information included in our proxy.

Mr. Mark P. Shuman
U.S. Securities and Exchange Commission
August 6, 2010

Summary Compensation Table, page 35

2.    We note your response to prior comment 6.  Please tell us how you determined that you had no other executive officers in fiscal 2009 with respect to whom compensation disclosure was required.  In your response, please include a list of your principal business units, divisions and functions (such as sales, administration or finance), and identify the person or persons in charge of those units, divisions and functions.  Please also list any persons employed by subsidiaries who perform similar policy making functions for you.  Refer to Rule 3b-7 under the Securities Exchange Act of 1934.

Response:

We respectfully submit that we have complied with Item 402 of Regulation S-K in our disclosure as our Board of Directors has  determined that we have only four executive officers as such term is defined by Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the “Rule”).  We believe no other individuals currently have roles or perform functions that would cause them to be deemed executive officers of the Company.  The Company is structured as one business unit with the following major functions: retail sales; OEM sales; engineering; operations; technology: and administration.  These functions are directly controlled by one of the three non-CEO executive officers, who in addition to the CEO, make the policy decisions therein.  No employee other than the four named executive officers has the authority to enter into significant contracts, make significant staffing decisions, establish company policy or change strategic direction without the approval of a named executive officer.  Consequently, after careful review of the various management-level employees in our organization, and taking into account their current operational responsibilities and policy-making authority; we have concluded that the four individuals listed constitute our only “executive officers” for purposes of the Rule.

In addition, as disclosed in our Current Report on Form 8-K filed with the Commission on July 26, 2010, the Company’s Chief Executive Officer will retire on December 31, 2010, at which time our current President and Chief Operating Officer will become our President and Chief Executive Officer.  It is possible that the Company will hire one or more senior executives and/or reorganize the duties and responsibilities of certain of its current executives in connection with this transition.  Irrespective of any such changes, our Board of Directors will continue to review and evaluate who among our senior executives should be deemed executive officers under the Rule.

(Remainder of Page Intentionally Left Blank)

Mr. Mark P. Shuman
U.S. Securities and Exchange Commission
August 6, 2010

********

As requested in your comment letter, we hereby acknowledge that:
  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or comments, please do not hesitate to contact me at (408) 801-2440.

Sincerely,

/s/ James F. Brelsford
James F. Brelsford
SVP & Chief Legal Officer
SanDisk Corporation

cc:   David L. Orlic, Division of Corporation Finance
Dr. Eli Harari, Founder, Chairman & Chief Executive Officer, SanDisk Corporation
Timothy Curry, Jones Day